October 28, 2021

Via Edgar

Todd Schiffman

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Fortune Rise Acquisition Corporation
Registration Statement on Form S-1, as amended (File No. 333-256511)
Request for Acceleration of Effectiveness

Dear Mr. Schiffman:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Fortune Rise Acquisition Corporation hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended be accelerated to, and that the Registration Statement becomes effective at 4:30 p.m., Eastern Time, on November 1, 2021, or as soon thereafter as practicable.

Very truly yours,

By:	/s/ Yuanmei Ma
Yuanmei Ma Chief Financial Officer

Arila Zhou, Esq.

Hunter Taubman Fischer & Li LLC